SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

02 March 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 02 March 2011

                re: Director/PDMR Shareholding

2 March 2011

Lloyds Banking Group plc

Notification of transactions by persons discharging managerial responsibilities

On 1 March 2011 the Company was notified that on the same day Mr António Horta-Osório and Mrs Ana Cristina Horta-Osório jointly purchased 100,000 ordinary shares of 10p each in Lloyds Banking Group plc at 62.28 pence per share.

This notification is made in accordance with paragraph 3.1.4 (1)(a) of the United Kingdom Listing Authority Disclosure Rules and Transparency Rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date:  02 March 2011